UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 31, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐  Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☐   NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date August 18, 2008	By:	/s/ J.C. STEFAN SPICER
(Signature)*
*Print the name and title under the signature of the signing officer		J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX
CENTRAL FUND OF CANADA LIMITED

Exhibit to Form 6-K for Press Release of Financial Statements August 19, 2008

Exhibit A:	Press Release of 3rd Quarter Financial Statements as of July 31, 2008.

Exhibit A
August 19, 2008

Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine-months ended July 31, 2008.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2008	2007
Net assets:
Gold bullion, at market, average cost $461,023,618 (2007: $370,416,530)	$824,347,803	635,681,207
Silver bullion, at market, average cost $426,562,775 (2007: $336,022,132)	784,737,613	576,419,467
Cash	1,540,033	2,330,873
Interest-bearing cash deposits	38,500,000	25,200,000
Prepaid insurance, interest receivable and other	241,272	202,060
	1,649,366,721	1,239,833,607
Accrued liabilities	(1,737,495)	(1,063,139)
Dividends payable	-	(1,251,345)
Net assets representing shareholders’ equity	$1,647,629,226	1,237,519,123
Represented by:
Capital stock Class A shares issued: 140,567,713 (2007: 125,134,532)	$918,877,671	721,079,758
Common shares issued: 40,000	19,458	19,458
	918,897,129	721,099,216
Contributed surplus	7,245,650	10,762,435
Retained earnings inclusive of unrealized appreciation of holdings	721,486,447	505,657,472
	$1,647,629,226	1,237,519,123

Net asset value per share:
Class A shares	$11.72	9.89
Common shares	$8.72	6.89
Exchange rate: U.S. $1.00 = Cdn.	$1.0257	0.9499

Net asset value per share expressed in Canadian dollars:
Class A shares	$12.02	9.39
Common shares	$8.94	6.54

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2007 Annual Report and the accompanying MD&A.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $410.1 million during the nine months ended July 31, 2008 as a result of the public offerings completed on March 5 and July 22, 2008 as well as increases in gold and silver prices. The Company used the net proceeds from the March 5th public offering to purchase 25,416 fine ounces of gold at a cost of $24,319,300 and 1,270,800 ounces of silver at a cost of $24,501,024, both in physical bar form. The balance of $5,399,666 was retained by the Company in interest-bearing cash deposits for working capital purposes. The Company used the net proceeds from the July 22nd public offering to purchase 67,397 fine ounces of gold at a cost of $66,287,788 and 3,369,900 ounces of silver at a cost of $66,039,619, both in physical bar form. The balance of $11,122,993 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2008	2007	2008	2007
Income:
Interest	$688,206	806,744	$183,323	268,648
Unrealized appreciation (depreciation) of holdings	215,828,975	69,262,872	69,423,469	(29,299,151)
	216,517,181	70,069,616	69,606,792	(29,030,503)
Expenses:
Administration fees	2,444,251	1,876,888	845,688	622,558
Safekeeping, insurance & bank charges	1,204,281	856,523	432,038	307,097
Shareholder information	137,977	123,555	21,891	18,048
Directors’ fees and expenses	101,093	95,860	34,547	33,643
Stock exchange fees	97,209	64,693	32,591	27,726
Legal fees	95,447	52,545	4,153	6,770
Accounting fees	61,462	83,684	10,066	12,879
Registrar and transfer agent fees	60,511	55,637	22,581	18,792
Miscellaneous	909	1,096	275	501
Foreign currency exchange loss	1,851	1,166	700	1,296
Total expenses	4,204,991	3,211,647	1,404,530	1,049,310
Net Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$212,312,190	66,857,969	$68,202,262	(30,079,813)
Net income (loss) per share:
Class A shares	$1.69	0.61	$0.53	(0.27)
Common shares	$1.69	0.61	$0.53	(0.27)

Net income (inclusive of unrealized appreciation of holdings) for the three months ended July 31, 2008 was $68.2 million compared to a net loss (inclusive of unrealized depreciation of holdings) of $30.1 million for the comparative period in 2007. For the nine months ended July 31, 2008, the net income (inclusive of unrealized appreciation of holdings) was $212.3 million compared to $66.9 million for the same period in 2007. For both the three and nine month periods, virtually all the income or loss was due to unrealized appreciation (depreciation) respectively of holdings. Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued. Safekeeping fees and bullion insurance costs increased, reflecting the higher prices of gold and silver bullion and increased bullion holdings. Administration fees increased to $2,444,251 from $1,876,888 for the nine months based on the increased assets under administration. Legal fees increased due to changes in accounting policies and regulatory requirements.

Expenses as a percentage of average month-end net assets for the nine-month period ended July 31, 2008 were 0.29%, compared to 0.33% for the same nine-month period in 2007. For the twelve months ended July 31, 2008, this expense ratio was 0.39% compared to 0.44% for the prior twelve-month period.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices. At July 31, 2008, the Class A shares of Central Fund were backed 97.6% by gold and silver bullion and may be purchased or sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878